UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2025

Craig Ruckman
Assistant Secretary
Brookfield Private Equity Fund LP
250 Vesey Street, 15th Floor
New York, New York 10281

Re: Brookfield Private Equity Fund LP
Form 10-12G filed July 1, 2025
File No. 000-56760

Dear Craig Ruckman:

We have reviewed your filing and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

General

1. We note that the General Partner is authorized to ". . .structur[e] the Fund's holdings and business operations in a manner that would allow the Fund and the Feeder to rely on a different exclusion from the definition of 'investment company' under the Investment Company Act, register as an investment company under the Investment Company Act or elect to be regulated as a business development company under the Investment Company Act . . .". Please discuss supplementally the likelihood of such restructuring, the conditions that may prompt such restructuring, and the specific exclusion(s) that are currently in contemplation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mengyao Lu at 202-551-3471 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance